March 25, 2013

VIA EDGAR

Tia L. Jenkins, Senior Assistant Chief Accountant

Securities and Exchange Commission

Office of Beverages, Apparel, and Mining

100 F Street, N.E.

Washington, D.C. 20549

Re:	China New Borun Corporation (the “Company”)

Form 20-F for the Fiscal Year Ended December 31, 2011

Filed April 6, 2012

File No. 001-34754

Dear Ms. Jenkins:

This letter sets forth the Company’s responses to the comments contained in the letter dated March 5, 2013 from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) regarding the Company’s Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2011 (the “2011 Form 20-F”). The Staff’s comments are repeated below and each comment is followed by the Company’s response thereto. Unless otherwise noted, page numbers in the responses refer to the 2011 Form 20-F as filed.

* * *

Item 3. Key Information, page 7

D. Risk Factors, page 9

1. As a public company, your auditor is required by law to undergo regular Public Company Accounting Oversight Board (PCAOB) inspections to assess its compliance with U.S. law and professional standards in connection with its audits of financial statements filed with the SEC. The PCAOB, however, is currently unable to inspect the audit work and practices of your auditor(see:http://pcaobus.org/International/Inspections/Pages/IssuerClientsWithoutAccessList.aspx). As a result of this obstacle, investors in U.S. markets who rely on your auditor’s audit are deprived of the benefits of PCAOB inspections of auditors. Therefore, please state this fact under a separate risk factor heading. Explain that this lack of inspection prevents the PCAOB from regularly evaluating your auditor’s audits and its quality control procedures.

Response: In response to the Staff’s comment, the Company will include the following risk factor in its future Form 20-F filings:

“Our auditor, like other independent registered public accounting firms operating in the PRC, is not permitted to be subject to inspection by the Public Company Accounting Oversight Board, and as such, investors may be deprived of the benefits of such inspection.

1

The independent registered public accounting firm that issues the audit reports included in our annual reports filed with the SEC, as an auditor of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board (United States), or the PCAOB, is required by the laws of the United States to undergo regular inspections by PCAOB to assess its compliance with the laws of the United States and professional standards.  Because our auditor is located and performs audit work in the PRC, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the PRC authorities, our auditor, like other independent registered public accounting firms operating in the PRC, is currently not inspected by the PCAOB.

Inspections of other firms that the PCAOB has conducted outside of the PRC have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality.  The inability of PCAOB to conduct inspections of independent registered public accounting firms operating in the PRC makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures.  As a result, investors may be deprived of the benefits of the PCAOB inspections.”

Item 5. Operating Financial Review and Prospectus, page 66

Operating Results, page 66

Fluctuations in the Price of Corn, page 68

2. We note your responses to comments 1 and 3 of our letter dated December 27, 2012 and partially reissue comment 1. Please provide us with draft disclosure in response to our comment rather than waiting until “before [y]our next filing” to do so. In addition to the draft disclosure provided in response to our previous comment 3, your draft disclosure should clearly address the significant factors affecting your operating results and margin, which appear to include “production efficiency, pricing conditions, [and] volume of sales,” in addition to the price of corn as addressed in your response letter. Also, please include in your draft disclosure clarifying discussion of the most significant factors and trends affecting the price of corn during the periods discussed, quantifying such factors to the extent practicable. In this regard, your response to our previous comment 1 appears to focus on the difficulties in predicting future trends rather than providing disclosure of historical information regarding the material factors affecting corn prices. Finally, please provide draft disclosure responsive to the second bullet point of our previous comment 1.

Response: In response to the Staff’s comment, the Company will revise the future disclosure on Item 5 and the draft disclosure based on the Company’s December 31, 2012 financial result, however it is impractical for management to quantify the significant factors affecting the corn price. The factors we cited, such as weather conditions, crop yields, farmer planting decisions and general economic, market and regulatory factors will influence the corn price, but no one factor could be separately quantified as to its influence on the corn price. The proposed revised language for Item 5 is as below:

2

A. Operating Results

Overview

We are a leading producer and distributor of corn-based edible alcohol in the People’s Republic of China based on tons of edible alcohol produced. Our edible alcohol products are primarily sold as an ingredient to producers of baijiu who further blend our products into finished products sold under various brand names throughout China. “Baijiu” is a grain-based alcoholic beverage, generally made from corn, wheat or barley, clear in color, with alcohol content ranging from 18% to 68%. Baijiu is sold throughout China in retail stores, bars, banquet halls, restaurants and other locations where alcoholic beverages are typically consumed. Baijiu is consumed in almost all the occasions in China where alcoholic beverage is desirable, from daily residential consumption, gatherings of family and friends, business and social occasions, to the Chinese Spring Festival celebrations. In China, consumption of baijiu is generally associated with a higher standard of living, and consumption of baijiu has grown with the expansion of the PRC economy.

We believe our in-house developed manufacturing process results in a cost-effective, consistent and superior product widely sought by baijiu producers. Producers of baijiu often have distinctive taste and flavor profiles that are achieved through proprietary recipes and blending techniques. The consistency and quality of the edible alcohol we supply to them is critical to achieving these taste and flavor profiles.

During the production of edible alcohol, we also produce DDGS feed, liquid carbon dioxide, and crude corn oil as by-products which are sold separately from our edible alcohol.

In China, edible alcohol can be classified into Grades A, B and C. We currently own and operate two facilities: one in Shouguang, Shandong Province and the other in Daqing, Heilongjiang Province. Our Shouguang facility has an annual production capacity of 160,000 tons of corn-based edible alcohol including 90,000 tons of Grade B edible alcohol and 70,000 tons of Grade C edible alcohol. Our Daqing facility currently has an annual production capacity of 220,000 tons of corn-based edible alcohol including 50,000 tons of Grade A edible alcohol, 140,000 tons of Grade B edible alcohol and 30,000 tons of Grade C edible alcohol. We believe we are the largest privately-sector corn-based edible alcohol producer operating in Shandong Province and Heilongjiang Province. Our Daqing facility is licensed to build up to 330,000 tons of production capacity of edible alcohol.

Principal Factors Affecting our Financial Performance

We believe the following factors will continue to affect our financial performance:

Utilization of Production Capacity

Currently, we have a total production capacity of 380,000 tons of edible alcohol per annum. Sales to the distilleries of baijiu contributed to most of our revenue generated from edible alcohol of 88.4%, 70.5% and XX% in 2010, 2011 and 2012, respectively. In addition to that, a portion of our customers are in the chemical industry and use edible alcohol for chemical products such as acetic acid and glycol. In 2010, 2011 and 2012, revenue generated from the sales of edible alcohol to the chemical industry contributed 8.4%, 28.6% and XX% of our edible alcohol sales revenue, respectively. While the PRC edible alcohol market is characterized by total production capacity exceeding market demand, we have operated our facilities at full capacity since 2007 to 2011, However, due to the challenging macro-economic conditions in the PRC and the weakening demand for edible alcohol, we ramped up at a slower pace on our production and reached approximately 85.6% of the total capacity in 2012. Up to date, we have not experienced any difficulty in selling 100% of our production even in the recent economic downturn.

3

We believe we have been able to operate efficiently in recent years due to our large production volume and high quality of our product making us a key supplier for leading baijiu producers, who are willing to maintain long-term relationships with us in order to secure supply of our product. Going forward, we believe that our focus on the baijiu market will continue to result in an increase in our annual production.

Fluctuation of Demand for and Price of Edible Alcohol

The overall supply of edible alcohol outpaced the demand for edible alcohol, and there is excess production capacity in China currently. To control the overexpansion of capacity in the edible alcohol industry, the PRC government has implemented a series of restrictive policies to control the industry’s capacity expansion since 2006. This was done primarily through the prohibition on accepting applications for the construction of new edible alcohol facilities and closing existing edible alcohol facilities with production capacity of less than 30,000 tons per annum. According to our knowledge of our industry, the PRC market is one in which large edible alcohol producers are able to maintain a high capacity utilization rate due to their large exposure to and close relationship with baijiu producers.

Our revenues are primarily derived from sales of edible alcohol and most of our sales of edible alcohol are to the baijiu producers. During the past few years, baijiu industry experienced a rapid growth and industry demand for edible alcohol increased rapidly and as a result, we were able to operate at full capacity since 2007 to 2011. However, in the fourth quarter of 2012, the industry faced headwind from a ban on serving high-end baijiu at official banquets and consumers’ concerns caused by media reports that claims to have found traces of plasticizers in bottled baijiu, which caused a sales decline for baijiu and softened the demand for edible alcohol. As a result, the demand for edible alcohol from baijiu will be under some pressure in the short run, however, being the most popular and traditional alcoholic beverage in China, consumption of baijiu is already associated with most of the people’s daily life. Moreover, people between the ages of 35 to 44 years old currently account for the largest portion of the population in China, who are the largest consumer of baijiu. Thus, we believe that the factors noted above that have softened the demand for baijiu are temporary and the demand from baijiu will recover gradually.

Due to the weaker market demand, the annualized average price of edible alcohol also will be under some pressure in the short run, however, we believe that edible alcohol is an industry with a government imposed total maximum supply and with the gradual recovery of baijiu industry, the average price of edible alcohol will recover eventually in the long run. We anticipate the future recovery in demand for and price of edible alcohol will have a significant improvement on our financial performance.

4

Fluctuations in the Price of Corn

The primary component of our cost of goods sold is corn. As such, any significant fluctuations in corn prices may have a significant impact on our financial performance.

The PRC government coordinates the price of corn by annually setting the price for government-owned granaries to buy and sell corn. The market price of corn will normally fluctuate in a narrow band around the government price in response to market conditions. While any significant fluctuations in corn price due to severe weather conditions, massive crop failure or any other unforeseen circumstance may result in corn price increases too large to be passed on to our customers, we in general expect in the future we will continue to be able to upwardly adjust the price of our edible alcohol in response to increases in corn price. However, any inability to do so would directly impact our gross profit margins.

Historically, the price of corn is lower during harvest season and higher in non-harvest season. To stabilize and lower our cost of corn, we started to enter into framework agreements with local granaries in Heilongjiang Province from 2009. Such supply contracts provide us access to corn at prices which we believe have historically been below the spot market price in the off season and times of high price volatility due to crop failures and other factors. These arrangements allow us to purchase corn at a lower price during the harvest season and to transport the corn to our facility to meet our production needs during the non-harvest season. We pay 10% of our purchase amounts as security deposits to these granaries, which in some cases then obtain loans from the ADB to purchase corn according to our requests. We will then request that the granaries deliver their corn during the non-harvest season to satisfy our corn consumption needs in our Shouguang and Daqing facilities. We pay the granaries a storage fee and the interest for the loans they obtained from the ADB. We believe our sourcing arrangements with the Heilongjiang granaries historically have lowered our overall price of corn; however, we cannot be certain that corn prices will not drop significantly in the non-harvest season, which could result in our corn supply arrangements effectively increasing our corn costs.

Expansion of Our Product Mix and Sales Network

We have our own sales team to market our products, and we do not sell our products through any distributors currently. Our sales teams in Shandong Province and Heilongjiang Province market our products directly to our customers. Most of our existing customers of products produced at our Shouguang facility are located in Shandong province, and most of our existing customers for products produced at our Daqing facility are located in Heilongjiang Province. Moreover, before 2009, we only sold Grade C edible alcohol which has an alcohol concentration of 95.0% and byproducts, including DDGS feed and corn germ.

As a part of our development strategy, we built Phase II of our Shouguang Facility and Phase II and Phase III of our Daqing Facility to produce Grade A and Grade B edible alcohol, which has an alcohol concentration of 99.5% and 95.5%, respectively, and began selling Grade A and Grade B edible alcohol in August 2011 and August 2009, respectively. The majority of our production capacity is used to produce Grade B edible alcohol. In connection with our business growth plan, we also intend to expand into key strategic markets for Grade B edible alcohol. We have already commenced sales operations in Sichuan, Jilin, Liaoning, Jiangsu and Anhui provinces and intend to enlarge our strategic position in Sichuan Province. We anticipate our results of operations will be positively affected as we improve our product mix and our sales network. As part of the expansion plan, our 100,000 ton liquid carbon dioxide production line in the Shouguang facility was completed and started to generate revenue in July 2010. In August 2011, we improved the liquid carbon dioxide production line in the Shouguang facility, which increased its annual production capacity to 140,000 tons. In addition, we began deep-processing corn germ into crude corn oil in our Daqing facility from March 2011 and began producing crude corn oil in our Shouguang facility in September 2011, which further improved our product mix.

5

Component of Revenues and Expenses

Revenues

We derive revenues from sales of edible alcohol, which comprises the majority of our sales, and its by-products, including DDGS feed, corn germ, liquid carbon dioxide and crude corn oil.

Our revenues are significantly influenced by our pricing power and sales volumes of our products. We price our products based on several factors, including manufacturing costs, market conditions and, to a lesser extent, size of purchase orders.

Cost of Goods Sold

Cost of goods sold consists of raw material costs, utility costs, direct labor costs, material consumption in overhead, depreciation and other overhead. Our cost of goods sold is affected primarily by the cost of corn and coal, which made up XX% and XX% of our cost of goods sold in the year ended December 31, 2012, respectively. The cost of both corn and coal are volatile and can vary as a result of a wide variety of factors, including weather, market condition, government regulation and general economic conditions, all of which are outside of our control and will eventually combine to cause positive or negative impact on the corn price. We expect our cost of goods sold, including our raw materials costs, to increase significantly as our manufacturing capacity expands and as prices for raw materials continue to increase. Based on our production record during the year ended December 31, 2012, approximately XX tons of corn produced 1.0 ton of edible alcohol.

Gross Profit

Our gross profit consists of revenues less cost of goods sold. Our gross profit margin is mainly affected by production efficiency, pricing conditions, volume of sales, raw material cost and also temporary market conditions. We achieved gross profit margin of 23.7%, 19.0% and 13.4% for the years ended December 31, 2010, 2011 and 2012, respectively. The primary driver for our gross profit levels is our ability to maintain the pricing differential between our purchase price for corn and our sales price for edible alcohol. In 2012, mainly due to the inflation in China and the uptrend of Consumer Price Index, the cost of corn, our principal input cost, rose sharply during the year, outpacing edible alcohol prices and put pressure on our gross margins. In addition to that, due to the weaker demand of edible alcohol in the fourth quarter of 2012, we ramped up our production at a slower pace, which also caused negative impact on our gross margin. However, during 2012, we improved our production efficiency to approximately use [3.02] tons of corn to produce 1.0 ton of edible alcohol, which contributes to our gross margin. With the help of our resilient business model, together with our continued gains in production efficiencies, corn sourcing arrangement and capacity, we believe that we will be well positioned to continue to prosper in a cost-rising environment and wait for the recovery of the edible alcohol market.

6

Financial Statements, page F-1

Notes to Consolidated Financial Statements, page F-9

Note 2. Summary of Significant Accounting Policies, page F-9

Inventories, page F-11

3. We note in your response to comment four of our letter dated December 27, 2012 that you capitalize interest charged by the local granaries under the framework agreements as an inventory cost. Please tell us the accounting guidance you follow to support your capitalization of interest as an inventory cost, and include a discussion of how you considered ASC 835-20-15-6(g) in your response. Please also quantify for us the amount of interest incurred under the framework agreements that you capitalized as inventory costs in fiscal 2010, 2011 and 2012, and the nine months ended September 30, 2012.

Response: Management would like to clarify its response in the letter dated January 31, 2013, that the once the corn has been delivered to the Company, the granaries will calculate their interest expense with ADB and request the Company to pay for this “additional cost to the purchases of corns” together with the cost of corns and other additional charging costs including but not limited to the shipping cost and handling fees. The granary will issue VAT purchase invoice to the Company based on this total lump sum, and to be recorded as cost of inventory, in which the Company has never directly paid to the bank for the interest costs the granary incurs on its bank loans. Therefore, the Company does not record such interest expense the granary incurs as a separate cost. Furthermore, these additional costs occurred when the granaries was purchasing and delivering the corn, and during that period of time, these corns did not belong to the Company. Therefore, these costs will be recorded as a part of corn cost by the Company and the inventory of corn included all those additional charged by the granaries.

Therefore, we believe ASC 835-20-15-6(g) is not applicable as the Company does not pay the bank directly for interest on the loans. Rather, this known granaries’ interest expense is charged by the granaries along with the price of the corn including all other carrying costs, when we take delivery of the corn. The total lump sum will be billed with a VAT purchase invoice.

As clarified, it is not considered as capitalized interests to our inventory costs, and the management will only consider the overall purchase cost when making procurement decisions. The quantification of the amount of interest the granaries incurred under the framework agreements included in inventory costs in fiscal 2010, 2011 and 2012, and the nine months ended September 30, 2012 is not available.

7

Advance to Suppliers

4. We note in your response to comment five of our letter dated December 27, 2012 that the advance to suppliers primarily represents down payments to granaries for the purchase of corn under the framework agreements. We further note in your response to comment four that once the corn has been delivered, the granaries will calculate the interest expense with ADB and request the Company to pay for it. Please advise us of the following:

●	Tell us the generally accepted accounting guidance that you follow to account for your purchases under the framework agreements, and include a discussion of how you considered the product financing arrangements guidance in ASC 470-40. Also y provide us with an example of the framework agreements with local granaries or tell us where one can be located.

●	Tell us whether any amount of the supplier advances, as of each balance sheet date, represent interest payments on the bank loans between the granaries and ADB.

●	Tell us when the title to the inventory purchased under the framework agreements legally passes to the Company, and whether the Company assumes significant risks of ownership of this inventory prior to taking title and/or physical possession of the goods.

●	Tell us when the purchase price is established for inventory that the Company purchases under the framework agreements (e.g. upon purchase by the granaries, upon delivery to the company or at another point in time). Also tell us whether that price is subject to change except for fluctuations due to finance and holding costs.

Response: Our down payments to granaries for corn purchases under the framework agreements do not apply to the product financing arrangements guidance as stipulated in ASC 470-40:

(1)	As clearly stated in our agreement with granary, all the corn purchase by the granaries will be stored in granaries’ warehouse until the corns are delivered to us. Before the delivery, the rights and obligations are kept by granaries and the risk of the corn is undertaken by the granaries.

(2)	According to the framework agreements, the purchase price is established upon delivery to the Company and it is not a pre-determined price. The granaries purchased corn using the spot price, which will be fluctuated during the harvest season. When the Company receives the corn, we are charged by the granaries at the spot price on the delivery day plus those additional costs discussed in our response to question 3 above. Management considers the arrangement to be a cost-plus fixed fee contact with granaries to provide them reimbursement of labor and other costs, including but not limited to financing and holding cost. Furthermore, as the management has clarified in our response to question 3, the interest payment is not paid directly to the bank but rather to the granaries as one of their purchase cost. Therefore, the characteristic of pre-determined prices as stipulated in ASC 470-40-15-2 is not present, and thus the product financing arrangements for products that purchased by any other entity on behalf of the sponsor under ASC 470-40 is not applicable.

(3)	The product does not exist until the granaries purchase them from local farmers, and the purchase cost is unknown. For example, if we contracts with the granary to buy corn on our behalf from January to April and deliver the corn in April, the granary has until April to purchase the corn.

A sample framework agreement with local granaries is attached herein as Annex A.

8

Value-Added Tax

5. We note in your response to comment seven of our letter dated December 27, 2012 that VAT included in accounts receivable at December 31, 2010 and 2011 was RMB 17,288,705 and RMB 39,145,081, respectively. Given that the VAT included in your accounts receivable was approximately 13% of the total accounts receivable balance as of each date and that certain of these amounts must be transmitted to the taxing authority upon your receipt, please confirm to us that in future filings you will separately disclose the amount of VAT that is included in your accounts receivable as of each balance sheet date. Alternatively, please further explain to us why you believe that such disclosure is not necessary.

Response: In response to the Staff’s comment, the Company will add disclosures with respect to the Company’s accounting policy for VAT in Notes to Consolidated Financial Statements in the future filings as we stated in our previous response letter to the comment 6 dated January 31, 2013. The proposed disclosures of accounting policy for VAT are provided below in the response to the comment 6 of your letter dated March 5, 2013. As the VAT amounts included in the accounts receivables are representing the output VAT paid on behalf of the customers arising from the sales transactions, which are regarded as “trade” nature balances to be collectible from the customers. The accounting treatment of VAT system is also illustrated in details below in the response to the comment 6 of your letter dated March 5, 2013.

6. We note the information in Annex A that you provided in response to comment eight of our letter dated December 27, 2012. Please advise us of the following:

●	Tell us why the January 1, 2011 opening balance for Daqing Borun was a receivable balance of RMB 13,901,592. In this regard, based on the nature of this account and the timing of the input and output VAT payments and receipts, please explain to us why you would have a VAT receivable.

●	Tell us what the amounts labeled as “VAT paid” and “deductible fixed assets purchase allowance” represent in the VAT payable reconciliations.

●	Confirm our understanding that the total VAT payable balance as of December 31, 2011 includes the output VAT of RMB 39,145,081 that is included in your accounts receivable as of December 31, 2011 and, if so, explain to us why the total VAT payable balance is only RMB 899,440 as of December 31, 2011. To the extent that you remitted the associated net VAT to the taxing authority prior to receiving payment of the output VAT receivable, please confirm that you will include disclosure of this practice in future filings.

9

Response: Output VAT is computed based on the value of the taxpayer’s sales. Output VAT is calculated by applying the stipulated tax rate (tax rate vary for different product) to the sales value. Under the tax credit system, the output VAT is offset by the input VAT payable by the taxpayer on purchases of goods. It should be emphasized that VAT is calculated using the “off-price” method or “VAT exclusive” price, i.e. output VAT is not included in the “sales value”. The input VAT on purchase of goods is used as a credit against the output VAT levied on selling the goods. As a result, only the net amount under the offset mechanism is the tax to be borne by the taxpayer

For better illustration of the VAT mechanism we use the following example:

The Company purchase raw material of RMB 50K from Supplier Z, with output VAT rate of 13%

Dr. Raw Materials	50	K
Dr. Tax payable- Input VAT	6.5	K
Cr. Accounts payable- Supplier Z	56.5	K

The Company sold goods of RMB 100K to Customer A, with output VAT rate of 17%:

Dr. Accounts receivable – Customer A	117	K
Cr. Sales	100	K
Cr. Tax Payable-Output VAT	17	K

Netting off input and output VAT for the period

Input VAT	(6.5	K)
Output VAT	17	K
Balance of VAT payable (recoverable):	10.5	K

When the company pay the net amount to the tax authority:

Dr. Tax payable:	10.5	K
Cr. Cash and Bank	10.5	K

In the Annex A in our response to your letter dated December 27, 2012, the “VAT paid” represents the tax amount which the Company paid to the tax authority during the period (net amount paid after netting off output VAT and input VAT). The “deductible fixed assets purchase allowance” represents the input tax on purchases of fixed assets, which could also be credited against output VAT in accordance with PRC Tax Law effecting from January 1 2009.

In some circumstances, the Company may have purchased a high volume of goods in a given period with the result that the amount of input VAT for the period exceeds the amount of output VAT for the period and hence the amount of output VAT is insufficient to deduct the full amount of input VAT. In such cases, the excess input VAT for the period may be carried forward to offset against output tax in future period in accordance with China Tax Law.

10

In the Annex A in our response to your letter dated December 27, 2012, the negative balance of tax payable amounting RMB 13,901,592 as of Jan 1, 2011 represents the input tax credit can be used to offset against the output VAT for the future period. This input tax credit is resulting from the above circumstances.

Also, in response to staff’s comments on the relationship between output VAT included in our accounts receivable as of December 31, 2011 and the VAT payable balance as of December 31, 2011, the output VAT is liable once the sales are recognized regardless of whether we receiving payment of the output VAT receivable or not. The balance of VAT payable is illustrated in the above example. In order to address the disclosure of the VAT system and the Company’s practice, we consider to revise in the future 20-F filling with adding the below paragraph in the “Summary of significant accounting policies” in notes to consolidated financial statements:

Value added tax (“VAT”)

All the PRC subsidiaries of the Company are subject to VAT imposed by the PRC government on its purchase and sales of goods. The output VAT is charged to customers who purchase goods from the Company and the input VAT is paid when it purchases goods from its vendors. The applicable VAT rate is 17% in general, depending on the types of products purchased and sold. The input VAT can be offset against the output VAT. Any debit balance of VAT payable as of the period end represents a credit against future collection of output VAT, and will be reclassified as VAT recoverable under other receivables.

Consumption Tax

7. We note your response to comment nine of our letter dated December 27, 2012. Please also disclose where you record the consumption taxes payable and receivable. To the extent that your accounts receivable includes consumption taxes receivable, please quantify for us the amount of consumption taxes receivable as of each balance sheet date and confirm that you will also include such disclosure in future filings.

Response: In response to the Staff’s comment, the Company does not record any consumption taxes in accounts receivable. Consumption tax is different from VAT, the consumption tax is levied by the Company on selling of certain category of goods (i.e. cigarette and alcohol), the consumption tax is not borne by the customers. For illustration, the accounting treatments of the consumption tax are as follow:

The Company sold EA of RMB 100K, with consumption rate of 5%

Dr. Accounts receivable:	100	K
Dr. Consumption tax and surcharges	5	K	(to be net off against the revenue)
Cr. Sales	100	K
Cr. Tax payables-Consumption tax	5	K

When the Consumption is paid to the tax authority,

Dr. Tax payables-Consumption tax	5	K
Cr. Cash	5	K

11

Segment Reporting, page F-9

8. We note in your response to comment ten of our letter dated December 27, 2012 that corn cost cannot be separately allocated to each product, you cannot separately calculate gross margin for each product and no discrete financial information is available. We further note in your response to comment eleven that you do not allocate resources nor assess performance other than on a combined basis for all products sold. Please reconcile the following Form 20-F disclosures to your statements that you are unable to separately allocate costs to each product; you cannot determine product gross margin and you do not assess performance other than on a combined basis for all products:

●	On page 40 you indicate that Grade B edible alcohol commands higher prices and yields higher gross profit margins compared to Grade C edible alcohol.

●	On page 44 you indicate your intention to shift your product mix to higher grade and high margin edible alcohol, as well as increase the profitability of your by-products.

●	On page 45 you indicate that it is your intention that your future facilities will produce Grade A and Grade B edible alcohol which currently have higher gross profit margins than Grade C edible alcohol.

●	On page 70 you indicate that you expect to offset any negative impact on your gross margin by focusing on higher quality products sold to higher tier customers which will allow you to command higher margins.

●	On page 77 you indicate that the increase in fiscal 2010 gross profit was partly due to the commencement of sales of your additional by-product produced in your manufacturing process, liquid carbon dioxide, which had higher margin than other products.

In this regard and based on your disclosures, it appears to us that you are able to allocate costs to each product to determine product gross margin and that you assess performance on a product basis.

Response: In response to the Staff’s comment, the Company is not able to separately calculate gross margin for each product as no discrete financial information is available for corn and other costs by product. The corn cost cannot be separately allocated to each product, and the product gross margin discussed in the above disclosures is merely calculated by sales volume percentage, in order to provide more information to our financial statements users. The detail reconciliation for each of the aforementioned disclosures is as follows:

Regarding to the above disclosure in our previous Form 20-F, on page 40 we indicate that Grade B edible alcohol commands higher prices and yields higher gross profit margins compared to Grade C edible alcohol. We simply intended to express the fact that the selling price of Grade B edible alcohol is higher than that of Grade C edible alcohol and by upgrading the equipment of producing Grade B edible alcohol will not materially affect the input volume of raw material, except for the added depreciation for the upgrading equipment, which accounts less than 1% of the production cost. Based on these assumptions, we concluded that Grade B edible alcohol yields higher gross profit margins compared to Grade C.

12

On page 44, we indicate our intention to shift our product mix to higher grade and high margin edible alcohol, as well as increase the profitability of our by-products. Our intention was to express the fact that producing higher grade and margin edible alcohol has the same effect as discussed in the above paragraph. As to the increased profitability of our by-products, we are referring to the production of liquid carbon dioxide (LCD) in Shandong and the further processing of corn germ to crude corn oil in Shandong and Daqing. On one side, the LCD and crude corn oil will not materially affect the input volume of raw material and on the other side, if the Company does not collect the carbon dioxide during the production of edible alcohol, then it will be wasted. We built the equipment and collect the carbon dioxide for sale. While this could definitely increase our profitability, we could not separately allocate the corn cost to the LCD. Likewise, while the sale of corn germ and the further processing of corn germ to crude corn oil will increase our profitability, we could not separately allocate the corn cost to either corn germ or crude corn oil.

On page 45, we indicate the same fact as we indicate on page 40 that Grade A and Grade B edible alcohol enjoys higher selling price than Grade C edible alcohol.

On page 70, we indicate that focusing on higher quality products will command higher margins; we mean that the Company could sell higher quality products with higher selling price than the industry average selling price which will contribute to a higher total gross marginthan the industry average margin.

On page 77, as we have explained in the above paragraph, if we did not collect LCD and sell it, then it will be wasted during our production of edible alcohol. While the sale of LCD could definitely increase our gross profit, we could not separately allocate the corn cost into the LCD, since if we do not produce edible alcohol, we will not have the chance to collect carbon dioxide.

In summary, believe that since all of our products are manufactured in one single production line, it is not practical to segregate cost of sales by product and therefore any measure we would use to attempt to estimate a gross profit margin by product would not be meaningful.

13

9. We note in your response to comment ten of our letter dated December 27, 2012 that you believe your operations do not meet the criteria listed in ASC 280-10-50-1(a)-(c). Based on your Form 20-F disclosures noted in the above comment, please further explain to us why you believe that your operations do not meet the criteria listed in ASC 280-10-50-1(a)-(c) or, alternatively, advise us of the following with respect to your segment presentation:

●	Tell us the operating segment(s) that you have identified in accordance with ASC 280-10-50-1 and 280-10-50-3 through 50-9, and tell us how you considered the segment manager function when determining your operating segment(s);

●	Tell us how you considered the requirement to report separately information about each operating segment that meets both of the criteria in ASC 280-10-50-10; and

●	To the extent that you have aggregated multiple operating segments, provide us with an analysis to support your conclusion that the operating segments have similar economic characteristics and are similar in all of the areas listed in ASC 280-10-50-11.

Response: In additional to our above response to your comment 8, the Company operates and manages its business as a single segment since the Company’s products are of a similar nature,the nature of the production process is the same for all products. and all products are manufactured in one single production line. Also, the Company’s chief operating decision maker, the Chief Executive Officer, receives and reviews the results of the operation for all products as a whole when making decisions about allocating resources and assessing performance of the Company. No discrete financial information is available for different product. We believe that our operations do not meet the all criteria as listed in ASC 280-10-50-1(a)-(c), and the whole business is operating in a single segment.

* * *

If you have any additional questions or comments regarding the 2011 Form 20-F, please contact the Company’s U.S. counsel, Katherine Mulhern of Proskauer Rose LLP, at 44.20.7539.0641. Thank you.

Very truly yours,

/s/ Terence Chen
Name:	Yuanqin (Terence) Chen
Title:	Chief Financial Officer

cc:	Ann Yu, Chief Strategy Officer, China New Borun Corporation Katherine Mulhern, Esq., Proskauer Rose LLP, London

14

Annex A

8

玉米委托收购合同

甲方：大庆博润生物科技有限公司　　　合同编号：2010111502

乙方：大庆市粮食局立志粮库

签订地点：大庆

签订时间：2010 年 11 月 15 日

根据《合同法》及有关规定，为了明确甲、乙双方的权利责任关系，经甲、乙双方友好协商，签订玉米委托收购合同。

一、收购数量：乙方为甲方收购黑龙江 2010 新玉米 30000 吨（按干粮折算率 78%为基准进行计算）。

二、收购价格：按照当期市场价格，由甲方确定，并以通知单的形式提供给乙方，乙方按照甲方通知单确定的价格收购。然后根据不同时期的潮粮玉米价格按 78%的出干粮率确定干玉米价格作为双方结算价格。乙方要及时反馈市场收购行情、收购进度、价格等。收购有变化时，甲方应及时通知乙方，乙方不得自行决定收购价格、质量标准及数量。《粮食收购通知单》作为合同的一部分，双方相互盖章，法定代表人签字确认。

三、质量标准：执行国家质量新标准，干玉米等级在四等以上，杂质≤1.0%、容量≥620g/L、水分≤14.0%、破碎粒≤8.0%、生霉粒≤2.0%。不符合上述规定标准的粮食甲方有权拒收；潮粮折干粮计算方式：按干粮折算率 78%进行折算。水份按甲方提供通知单执行。甲方派专业人员负责粮食质量。

1

15

四、利息：乙方按月偿还农发行贷款利息，利息由甲方承担。

五、交货时限：在保证销售货款全额回笼入农发行专户的前提下，必须在2011年9月30日之前销售完毕、保证农发行资金回笼，按实际收购数量6月末50%、7月末80%、8月末原则上全部销售。

六、交货地点：在甲方的院内交货，乙方负责车辆发运。

七、甲、乙双方的权利及义务：

1、购粮定金，自本合同签订后，甲方按所签订收购数量及价款的20%，作为购粮定金，存入乙方在农发行开立的指定账户，本合同未终止前，甲、乙方均无权支配。

2、收购资金由乙方负责向农发行申请贷款。并将甲方交存的购粮定金，作为向农发行申请贷款的风险保证金。该资金专项用于抵补价差亏损，不作为预付货款使用。保证金实行浮动管理，按照农发行要求比例随时进行追加，甲方不能按期追加的，视同违约、乙方有权处理为其所收购的粮食。

3、甲方根据市场收购价格变动情况及时给乙方发出收购通知单，明确收购价格及水份。如果甲方未及时通知乙方，乙方按前次通知单要求执行。

4、甲方驻库代表有权对乙方收购、保管环节进行监督和提出建议，若乙方未能达到甲方的要求，甲方有权要求乙方停止收购。

5、收购的玉米在约定交货期限内所有权归乙方，经营权归甲方。甲方出库时，必须先款后货，待玉米全部出库后，乙方将甲方交付的

2

16

购粮定金一次性退还给甲方或作为最后一笔粮款结算。

6、甲方需在每月20日前及时支付给乙方利息，用于乙方偿还农发行贷款利息，如甲方不能按时缴存，视同违约，乙方有权处理为甲方所收购的粮食用于偿还农发行贷款利息，发生的损失由甲方承担。

7、除上述本款第6条情况外，在交货期限内，乙方无权经销为甲方收购的粮食，甲方应在约定交货期限内交足粮款，买断粮权，如无法按期销售出库或交足粮款，甲、乙双方应在交货期满前10个工作日内协商解决销售出库问题；如双方未达成一致意见，不能保证按交货期限销售出库，在交货期满日甲方自动放弃经营权。乙方有权按当期市场价格处理本合同项下的玉米。如果发生损失，由甲方承担，用购粮定金抵补。销售粮款用于归还农发行贷款本息，不足部分由甲方承担。

8、乙方因与第三方发生经济纠纷导致储有委托收购玉米的仓房等资产受到查封等强制措施而没有在24小时内通知甲方的，乙方要承担由此给甲方造成的全部损失。

9、乙方按照实际出库情况分批次一并向甲方提供增值税发票（发票内容包括粮款、110元/吨收购费用、运费、利息）。

七、质量及交接：

1、乙方代甲方收购2010年新产的玉米，乙方以双方共同认可的方式负责玉米的检质、检斤。甲方可以随时抽查质量和数量，入库凭证双方签字。出库时甲、乙双方在库内装车前共同检斤验质，每车抽检定量包装数不少于20包，按平均重量计件出库，或按甲乙双方共

3

17

同认可的电子秤计量。检质以甲、乙双方认可的标准检验方法共同化验，按入库的先后次序出库，出库凭证、化验结果双方签字。

2、损耗：甲方按实际接收数量的1‰给予乙方作为损耗。

八、甲方需支付的费用及其标准：

1、收购费用每吨110元（按干粮数量计算），其中包括：整理费用（在存储期需要整理的烘干、晾晒、倒囤、粮耗及相关费用）。

2、超期储存费用：储存期至2011年6月30日，超期按每天每吨 2 元支付给乙方。

3、出库散集备载、装车由乙方承担，公路短运费由甲方承担，价格由甲方确定。

4、支付给乙方收购费用时限：在收购前由甲方先期支付给乙方确定的全部费用的 50%；另 50%在粮食收购结束后一次性支付给乙方，支付费用通过转账形式存入乙方在农发行开立的账户。

5、保险费用：收购的粮食由乙方参加商业保险，需支付保险费用由甲方负责。按贷款额的1‰标准执行。

九、其他事项：

1、乙方为甲方驻库人员提供办公、食宿等条件。

2、乙方代甲方收购的粮食，在保管储存期间发生因雨淋、霉变、丢失等方面的一切损失，均由乙方负责。

十、合同未尽事宜由甲乙双方协商解决，如协商意见达不成一致，由合同签约地人民法院裁决。

十一、本合同一式三份，甲、乙双方各执一份，盖章后生效。

4

18

并报送乙方开户行一份。

甲方（盖章）：　　　　　　　　法人代表签章：

乙方（盖章）：　　　　　　　　法人代表签章：

5

19